Exhibit 20
                                                  ----------

FOR IMMEDIATE RELEASE                   Contact:  Pamela Sherry
                                                  (910) 584-5171
                                                  Ext. 6768


        LABORATORY CORPORATION OF AMERICA ANNOUNCES
              CHIEF FINANCIAL OFFICER WILL STEP
                    DOWN IN THIRD QUARTER


BURLINGTON, NC, June 27, 1996 - Laboratory Corporation of America Holdings (NYSE: LH) (LabCorp) reported today that Haywood D. Cochrane, Jr., Executive Vice President, Chief Financial Officer and Treasurer, has announced his intention to leave the Company during the third quarter. After almost twenty years in the laboratory industry, he has decided to pursue an entrepreneurial, venture capital-backed opportunity. Mr. Cochrane will continue his current responsibilities until certain projects are completed and a successor is named.

"With Haywood's assistance, LabCorp has made impressive strides since the merger in 1995 between National Health Laboratories Holdings Inc. and Roche Biomedical Laboratories, Inc.," stated Dr. James B. Powell, President and Chief Executive Officer. "We will accept Haywood's resignation with deep regret and wish him well in his new opportunity. Going forward, we will continue to work towards our established goals as we effect an orderly transition."

Laboratory Corporation of America Holdings (LabCorp) is a national clinical laboratory organization with estimated annualized revenues of $1.7 billion. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.